UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: January 16, 2024	By:	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Communication dated January 16, 2024 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the unaudited standalone and consolidated financial results of the Bank for the third quarter and nine months ended December 31, 2023.

January 16, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Unaudited Financial Results of HDFC Bank Limited (“the Bank”) for the third quarter and nine months ended December 31, 2023

We enclose herewith the unaudited standalone and consolidated financial results of the Bank for the third quarter and nine months ended December 31, 2023 (“Results”), along with segment reporting, press release and the Limited Review Report of the Joint Statutory Auditors in this regard.

Please note that the Board Meeting commenced at 11.15 a.m. and Results were approved by the Board at 03.35 p.m. at its meeting held today, and thereafter the Board meeting continued for consideration of other agenda items.

This is for your information and appropriate dissemination.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.